May 25, 2011

VIA U.S. MAIL AND FACSIMILE

Darin D. Smith
General Counsel
Transamerica Capital Management
4333 Edgewood Road NE
Cedar Rapids, IA 52499-0001

>   Re: Transamerica Life Insurance Company
>   Separate Account VA HH
>   Initial Registration Statement on Form N-4
>   File Nos. 333-173285; 811-22544

Dear Mr. Smith:

The staff has reviewed the above-referenced registration statement, which the Commission received on April 4, 2011. We provided the registration statement a full review. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

1. General

  a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

  b. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifier.

2. Cover Page

The disclosure notes that the policies and the separate account investment choices are not bank deposits, are not federally insured, etc. Please also note that the fixed account is not a bank deposit, is not federally insured, etc.

3. Summary

Expenses (p. 5): Please remove the following language, here and on page 27, from the prospectus as it is not appropriate for an initial registration statement.

Note: The following section on expenses and the Annuity Policy Fee Table and expense examples only apply to policies issued after the date of this prospectus.

4. Annuity Policy Fee Table and Expense Examples

a. *Expense Examples* (p. 13): The narrative introducing the Expense Examples states that the example assumes that the investor has purchased the Retirement Income Choice Rider 1.5 – Joint Life. Please clarify whether there is a different charge for the single life option and the joint life option under the Retirement Income Choice Rider 1.5, and make the corresponding disclosures where appropriate (e.g., the fee table, Section 5. Expenses, and Section 10. Retirement Income Choice Rider 1.5). In addition, in the narrative introducing the Expense Examples, please clarify which allocation group is assumed for the purposes of the example.

b. *Notes to Fee Table and Expense Examples* (p. 13): Please move the first note to the narrative preceding the first fee table. *See* instr. 2 of item 3(a) of Form N-4.

c. *Notes to Fee Table and Expense Examples* (p. 15): In the note to the Total Portfolio Annual Operating Expenses, please delete the statement "and the Company has not and cannot independently verify the accuracy or completeness of such information."

5. Investment Choices

a. *Investment Choices* (pp. 18-19): Please disclose the type or objective of each investment options as per item 5(c)(ii) of Form N-4.

b. *Addition, Deletion, or Substitution of Investments* (pp. 20-21): The prospectus states that if the company closes a subaccount to new investments and transfers, and a money market fund is not available, "the company will reinvest the amounts in another subaccount, or in the fixed account, if appropriate." Please state the legal basis for the company's ability to select an alternate investment option.

c. *Static Allocation Models* (pp. 21-22): If a model is removed, please clarify whether monthly rebalancing will occur for those existing policy owners that are using the model.

d. *The Fixed Account* (pp. 22-23): The third paragraph notes that surrenders from the Fixed Account are generally subject to an excess interest adjustment. Please include a cross-reference to the full discussion of the excess interest adjustment.

e. *Market Timing and Disruptive Trading* (pp. 23-27): On page 26, the prospectus states, "[i]n addition, we may not honor transfer requests if any variable investment choice that would be affected by the transfer is unable to purchase or redeem shares of its corresponding underlying fund portfolio." Please explain supplementally under what circumstances this might occur.

6. Expenses

a. *Excess Interest Adjustment* and *Administrative Charge* (pp. 27 & 28): With respect to the Excess Interest Rate Adjustment and Administrative Charge, please briefly describe what is provided in consideration for the deduction.

b. *Life with Emergency Cash Surrender Charge* (p. 29): Please confirm supplementally that the surrender charge schedule disclosed on page 29 represents the only charge associated with the Life with Emergency Cash annuity payment option.

c. *Life with Emergency Cash Surrender Charge* (p. 29): With respect to the paragraph following the surrender charge schedule, please explain supplementally whether there are any limits on the amount that can be charged.

d. *Life with Emergency Cash Surrender Charge* (p. 29): With respect to the statement "this surrender charge is a percentage of the adjusted policy value applied to the Life with Emergency Cash® annuity payment option, and not a percentage of premium", please include language to the effect that the charge is also not a percentage of the amount withdrawn. Also, please note that this surrender charge may be substantial compared to the amount withdrawn.

7. Access To Your Money

Excess Interest Adjustment (p. 33): Please include the discussion of the excess interest adjustment floor and the formula for determining the excess interest adjustment that is found in the appendix in the body of the prospectus.

8. Annuity Payments (The Income Phase)

a. *Annuity Payment Options* (pp. 34-36): Please bold the sentence which notes that variable annuity payments would be less if actual investment performance is less than the assumed investment performance.

b. *Annuity Payment Options* (pp. 34-36): Please provide additional context regarding the level of annuity benefits under each of the annuity payment options. For example, disclosure discussing the level of annuity benefits under a fixed option versus a variable option or annuity benefits for a specified period versus no period certain would aid an investor when making a selection.

c. *Life Income* (p. 35): When describing the Guaranteed Return of Policy Proceeds please provide a more detailed description of the "annuitized amount" in order to aid investors' understanding of the benefit of this selection.

d. *Life Income* (p. 35): When describing Life with Emergency Cash Payments, please provide additional disclosure to aid an investor in understanding the Life with Emergency Cash Benefit.

e. *Life Income* (p. 35): The death benefit with respect to the Life with Emergency Cash is "generally equal to the surrender value". Please clarify what surrender value refers to in this context.

9. Death Benefit

a. *Death Benefit* (p. 37): Please clarify how the death benefit will be paid in the event the beneficiary fails to elect a payment option.

b. *Death Benefit* (p. 37): The disclosure notes that there are distribution requirements that apply to the death benefit and then cross-references to the SAI. Please summarize those distribution requirements in the prospectus.

c. *Death After the Annuity Commencement Date* (pp. 37-38): The disclosure mentions a Life with Emergency Cash death benefit. Please clarify what this death benefit is and how it differs from the base policy death benefit.

d. *Amount of Death Benefit* (p. 38): The prospectus notes that the death benefit may be paid as a lump sum or as annuity payments. If a beneficiary selects annuity payments, please clarify whether the amount applied to the annuity payments will be subject to separate account charges such as an M&E expense.

e. *Adjusted Partial Surrender* (p. 39): Please include a discussion of the calculation of the adjusted partial surrender. Please also bold the sentence which begins "Under certain circumstances."

10. Additional Features

a. *Systematic Payout Option* (p. 46): The prospectus states that the amount to be received is the greater of 10% of net premiums and "any gains in the policy." The prospectus is unclear as to over what period of time these gains are measured, e.g, all gains in the policy to date or gains in the prior policy year. It is also unclear whether the payout is recalculated each year and, if so, how. Separately, it is unclear whether the adjustments to premiums for prior withdrawals is for any withdrawal or for those withdrawals of premiums. Please revise this section to address these ambiguities.

b. *Systematic Payout Option* (p. 46): The prospectus states that the Systematic Payout Option may be different for the first year if the contractowner selects certain features and gives living benefit riders as an example. Please specifically identify those certain features of the contract that may cause the Systematic Payout Option to differ in the first year. Please also clarify exactly how the Systematic Payout Option will differ.

c. *Initial Payment Guarantee* (p. 46): Please begin this section with a brief description of the guarantee.

d. *Initial Payment Guarantee* (p. 46): Please include in the prospectus the current guaranteed percentage. Please also provide an example illustrating the operation of the Initial Payment Guarantee, including how it may change from year-to-year.

e. *Initial Payment Guarantee* (p. 47): Please explain supplementally whether there are any limits on the amount that can be charged.

f. *Dollar Cost Averaging* (pp. 48-49): The prospectus notes that the policy offers two dollar cost averaging options, the Traditional and the Special. In the two paragraphs following the identification of these programs, the disclosure notes certain features that are unique to each program. Please move the disclosure in those two paragraphs to the description of the corresponding dollar cost averaging option. For example, the disclosure notes that the minimum required amount to start a 6-month program is $3,000. Please include that in the description of the Special dollar cost averaging program. Also, the disclosure notes the minimum and maximum number of transfers that are available. Please move that disclosure into the description of the Traditional dollar cost averaging program. Lastly, note generally the source accounts available under each program.

g. *Dollar Cost Averaging* (pp. 48-49): Please disclose the "necessary information" required to begin a dollar cost averaging program.

h. *Dollar Cost Averaging* (pp. 48-49): Please disclose the "minimum required amount" to begin a Traditional dollar cost averaging program.

i. *Dollar Cost Averaging* (pp. 48-49): Under the section "Note Carefully", in the third "If-Then" portion of disclosure, please add the bracketed phrase (or some approximation thereof): "we will, absent new instructions to the contrary, allocate the additional premium [among the selected subaccounts] as identified in the previous Dollar Cost Averaging program."

j. *Dollar Cost Averaging* (pp. 48-49): Please disclose in this section that dollar cost averaging is not available if the Retirement Income Choice 1.5 Rider is selected. Please also disclose the result if a contractowner selects a dollar cost averaging program, and then subsequently while the dollar cost averaging program is still in effect, selects the Retirement Income Choice 1.5 Rider.

k. *Retirement Income Choice 1.5 Rider* (p. 50): Please specifically state whether the rider may be purchased at the policy effective date, or at any time thereafter during the accumulation phase.

l. *Retirement Income Choice 1.5 Rider – Base Benefit* (p. 51): The prospectus states that withdrawal under the rider may be affected by any excess interest adjustment. However, the fixed option is not a permissible investment under the rider. Please resolve this inconsistency.

m. *Retirement Income Choice 1.5 Rider – Withdrawal Base* (p. 52): The prospectus notes that the withdrawal base on the rider date is the policy value less any premium enhancement. Please confirm supplementally that this contract does not offer a premium enhancement, and delete any references to premium enhancements found in the prospectus.

n. *Retirement Income Choice 1.5 Rider – Automatic Step-Up* (p. 53): The disclosure states that the withdrawal percentage will increase if the contractowner has crossed into another age band prior to the step up. Please specifically note that this increase is part of the automatic step up, and if no automatic step has occurred then there will be no withdrawal percentage increase.

o. *Retirement Income Choice 1.5 Rider – Automatic Step-Up Opt Out* (p. 53): Please highlight the last sentence of this section.

p. *Retirement Income Choice 1.5 Rider – Designated Allocation Models* (p. 54): This section notes that the contractowner must designate 100% of policy value to *one or more* designated allocation models. Please confirm supplementally that a contractowner may simultaneously invest in more than one designated allocation model.

q. *Retirement Income Choice 1.5 Rider – Designated Allocation Models* (p. 54): If contractowners may allocate policy value to more than one designated allocation model simultaneously, please explain how the fees are apportioned if your assets are invested in more than one allocation model.

r. *Retirement Income Choice 1.5 Rider – Designated Allocation Models* (p. 54): If contractowners may allocate policy value to more than one designated allocation model simultaneously and may also make transfers amongst the designated allocation models, please disclose the fees that will be charged upon transfer into a designated allocation model (i.e. the currently charged fees disclosed in the fee table, or those fees charged for that designated allocation model at the time of the transfer).

s. *Retirement Income Choice 1.5 Rider – Designated Allocation Models* (p. 54): Please explain supplementally whether an allocation model can be eliminated which would force a contract owner into a new model that bears greater fees.

t. *Retirement Income Choice 1.5 Rider – Fees* (p. 55): Please revise the discussion of the fee calculation to take into account a contractowner simultaneously investing in more than one designated allocation model, if possible. Please also revise the discussion of the Base Rider Fee Adjustment for Transfers to reflect partial transfers amongst designated allocation models, if possible.

u. *Retirement Income Choice 1.5 Rider – Example 2* (p. 56): Please revise the table to reflect a fee for Model C which is more consistent with what is shown in the fee table.

v. *Retirement Income Choice 1.5 Rider – Issue Requirements* (p. 57): In order to not confuse investors, please do not use double negatives when describing the Retirement Income Choice Rider 1.5 Issue Requirements.

11. Appendix – Excess Interest Adjustment Examples

a. On page 65, the prospectus discloses the formula that will be used to determine the excess interest adjustment. The variable "C" notes that in certain circumstances "the U.S. Treasury rate … plus up to 2%" may be used in determining the excess interest adjustment. Please clarify the criteria that will be used when determining how much the U.S. Treasury rate may be adjusted. In addition, since the definition for "M" is used in the definition of "C," please relocate the definition of "M" before the definition of "C".

b. In each of the examples, please note that 2.5 represents the middle of year 3.

c. In each of the examples, please note that the exponentiation represents the compounding of interest (or guarantee rate) over the applicable time period.

d. *Example 1* (p. 66): Please confirm the calculation of the excess interest adjustment floor. In particular, the applicable interest rate appears inaccurate. If the guaranteed rate (5.5%, in this example) is different than the minimum guaranteed rate, please note the minimum guaranteed rate. As necessary, please revise each of the examples for any corrections.

12. Appendix – Death Benefit

a. *Hypothetical Example* (pp. 70-71): Please explain supplementally why the example shows values for a Fund rather than policy value.

b. *Hypothetical Example* (pp. 70-71): In order to aid an investor's understanding of the connection between the Net Rate of Return for Fund and the Annual Step-Up, please add a column to the table which shows the end of year policy value. Please also confirm supplementally the accuracy of the calculations being made in the table.

13. Appendix – Hypothetical Example of the Withdrawal Base Calculation – Retirement Income Choice 1.5 Rider

Please revise the sixth column of the table replacing "Growth Amount" with "Withdrawal Base plus Annual Growth credit".

14. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendment to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6753. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at ruckmanc@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

Craig Ruckman
Office of Insurance Products